Himanshu H. Shah Managing Partner and Chief Investment Officer SHAH CAPITAL OPPORTUNITY FUND LP

April 15, 2024

Board of Directors of Novavax Inc.

21 Firstfield Rd.

Gaithersburg, MD 20878 Dear Directors,

•	Shah Capital owns ~6.7% of Novavax and is writing to you as the share price is close to an all- time low with ~32% being shorted - one of the highest shorted equities on Nasdaq reflecting the board and management’s failure to capitalize on Novavax’s many significant competitive advantages and massive TAM opportunities.
•	This underperformance is self-inflicted and is the result of reactive leadership and outdated and old-fashioned marketing and, therefore, we are calling for an urgent shake up of the board.

Time for New Leadership

We have been patiently engaging with you since March of 2023 as a long-term strategic investor with interests that align with other shareholders, in seeking to build a successful and sustainable company. We have made multiple pragmatic suggestions which would improve the management of the company, significantly increasing shareholder value. However, you have failed to act, and thus have forced us into making our concerns and call for new leadership public.

We believe Novavax urgently needs:

•	At least two new independent board members with pragmatic knowhow and outstanding technology experience. We suggest Suresh Katta, who successfully founded and served as Saama’s CEO for 25 years, leveraging AI to reshape businesses especially pharmaceuticals, and Venkat Peri, CEO of Quantiva Health, a healthcare company that is putting AI and advanced computational sciences at the intersection of medicine, biology, and healthcare economics.

•	A more innovative and dynamic sales and marketing strategy targeting key Covid segments. For example, direct to patients: age 60+, southern states, patients that do not want mRNA, better economics for pharmacies.

•	Effective regulatory stakeholder management (FDA).

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com

•	Turning Matrix-M adjuvant franchise’s inactive pipeline candidates like Flu, RSV, H5N1 into active through outside capital infusion.

•	Efficient and effective spend across to be operationally profitable in 2024 and beyond.
•	Swift disposal of Czech plant and No ATM Share Issuance.

Matrix-M adjuvant vaccine franchise has an extremely bright future. There is compelling data from the Center for Disease Control (CDC) that Nuvaxovid is a more effective early season vaccine than mRNA peers. This creates a huge advantage for an untapped market (~100million US citizens) who are averse to taking an mRNA vaccine. In addition, the environment should be favourable given Novavax’s financial settlement with Gavi and the recent CDC Spring booster recommendation. Despite all this, the board and management continue to pursue traditional and outdated marketing as well as a highly dilutive capital markets strategy. Examples of mismanagement are:

Colossal Marketing Failure

We cannot comprehend why Novavax only had ~$25M net commercial US sales in the 23/24 season after spending ~$300 million on sales and marketing, especially when 30% of the U.S. population is averse to taking an mRNA Covid vaccine - that’s ~100 million people, of these ~57 million are over the age of 65, and ~17 million are higher risk unprotected citizens. Also, majority of the US population has yet to receive boosters. Moreover, we cannot understand why Novavax has not capitalised on 7+ peer-reviewed published scientific papers on mRNA’s negative side effects including increased incidence of myocarditis, low platelets, deep Vein Thrombosis, excess mortalities related to all cancers, neurological disorders of varying severity, and post-menopausal bleeding. There are also well documented findings of DNA contamination within some mRNA vaccines which may very well be contributing to some of these adverse side-effects. While there continues to be an elevated level of debate as to the root cause of these adverse mRNA reactions, a sizeable portion of our population has become afraid and is unfortunately making the decision to forego receiving a Covid vaccine. We see Novavax with its tried-and-true protein technology that has been in existence for decades as being instrumental in filling this huge void. Novavax is far too important to society to be sitting on the sidelines and missing yet another Fall vaccination season due to marketing missteps, blunders, and inability to coherently highlight the significant value they can provide to the public including reducing healthcare/insurance costs and increasing workforce productivity.

Questionable Regulatory Management

FDA relied on Novavax for ‘23/24 Covid strain selection so Shah Capital can’t fathom why Nuvaxovid did not get BLA and also late approval in ’23 fall as it is the only non-mRNA alternative in reaching above referenced cohorts, which would help slow the spread of Covid- 19, keep people out of hospitals and lower the healthcare cost burden on a mostly Government-funded system, $5-10K average hospital stay cost versus $100 vaccine. Is Novavax not providing FDA all the requisite study data and information on timely basis?

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com

No Partnership Strategy and Massive Shareholder Dilution

Despite recent hype that the world is moving on from Covid, it is going to be with us for a very long time and a durable, effective, and safe vaccine will be important for large portions of the population for many years to come. Given the positive efficacy and safety data, and the sheer size of Nuvaxovid’s massive TAM opportunity, we are again surprised that leadership/advisors have failed to generate interest from global peers either for active pipeline candidate Covid/Flu combo or inactive pipeline candidates like Flu, RSV and H5N1.

Both capital and synergies from the right partnership could significantly reduce/eliminate business and “Going Concern” risk while enhancing speed to market. So, it is astounding that leadership opted to further dilute shareholders in Q4 ’23 even after FDA approval instead of securing a valuable long- term strategic partnership like Moderna did for its Flu program, recently announced. Another vaccine deal in Q4 ‘23: Astra Zeneca paid over $1.3 billion to buy Phase 2 RSV asset.

Operating Losses Forever!

Novavax has never made operating profit, and the analyst consensus is that the annual operating losses will continue through 2026. The funding of these losses has been (60% dilution for only ~$350 million in 2023), and will be, extremely dilutive, which explains 32% short interest at close to all time low share price.

No Clear Understanding of Technology and AI to be Effective and Efficient

Life-sciences firms including mRNA competitors of Novavax are moving aggressively towards tapping into AI and Quantitative Pharmacology to find newer candidates quickly and effectively, while NVAX leadership remains clueless on what the true potential of AI is and how to leverage it in accelerating their existing development efficiently and find new vaccines and tapping into their vast proprietary datasets to accelerate their market development. The fact that there is no representation in the leadership for Data, Analytics and AI summarizes their unwillingness to go beyond the status quo.

TIME for CHANGE

Shah Capital has not thrown good money after bad as Matrix-M adjuvant vaccine franchise is worth billions of dollars. Much of Novavax’s current situation has been self-inflicted and is the result of an outdated and timid leadership style which lacks marketing, capital-markets, and technological savvy, resulting in extremely poor results for its shareholders. Competitor Moderna’s current market capitalization is ~10X their 2024 sales while Novavax’s is not even trading at 1X expected 2024 sales. This low valuation has been mainly due to lack of confidence in future commercial sales success and massive dilutive share issuance at a low price sending a “desperation” message scaring off would-be investors and potential partners.

An aggressive and innovative management/board approach is critical to effectively market Nuvaxovid and to work successfully with FDA on getting equal or better treatment for upcoming covid season, given proven effective vaccine with the least side effects.

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com

The two new independent board candidates which Shah Capital has recommended should be nominated immediately for their wealth of relevant knowledge, experience and a proven track record providing Novavax with the innovative, proactive, and pragmatic mindset that the investment community needs to see urgently.

Sincerely,

Himanshu H. Shah

2301 Sugar Bush Rd | Suite 510 | Raleigh, NC 27612 | 919-719-6360 | shahcapital.com